Filed by CECO Environmental Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: PMFG, Inc.

Commission File No. 001-34156

On May 7, 2015, CECO Environmental Corp. (“CECO”) held a conference call regarding CECO’s quarterly results. A copy of the transcript from such call follows. The slides accompanying the conference call were previously filed by CECO with the Securities and Exchange Commission on May 7, 2015 on a Form 8-K and the transcript should be read in conjunction with those materials.

CECO Environmental

First Quarter 2015 Earnings Conference Call

May 7, 2015

Operator:

Good day and welcome to the CECO Environmental First Quarter 2015 Earnings Conference Call. Today’s conference is being recorded. At this time I would like to turn the conference over to Shawn Severson. Please go ahead, sir.

Shawn Severson:

Thank you. Good morning, everyone. Thank you for joining us on CECO Environmental’s conference call and webcast to discuss the financial results for the three months ended March 31st, 2015. I’ll remind everybody that there is a presentation and we will be referring to it throughout the call today, so I encourage you to download it on CECO’s website.

On the call with me today are Jeff Lang, CEO and President, and Ed Prajzner, Chief Financial Officer. Jeff and Ed will be reviewing the financial results and will also provide an update on the Company’s strategy and outlook.

Following our prepared remarks, we will open the call for questions. This call is being webcast, it can be accessed at CECO’s website at cecoenviro.com. The webcast will be posted on CECO’s website for replay approximately two hours following the end of this call. The replay will stay on site for on-demand review over the next several months.

Before we begin, I would like to caution Investors regarding forward-looking statements. Any statements made in today’s presentation that are not based on historical fact, those statements are based on certain estimates and expectations and are subject to a number of risks and uncertainties. Actual future results may vary materially from those expressed or implied by the forward-looking statements. We encourage you to read the risks described in CECO’s SEC filings, including CECO’s annual report Form 10-K for the year ended December 31st, 2014. Except as required by applicable security laws, we undertake no obligation to update or publicly revise any of the forward-looking statements that we make here today, whether as a result of new information, future events or otherwise.

Today’s presentation will also contains Non-GAAP financial measures for purpose of Regulation G, a non-GAAP financial measure is a numerical measure of historical or future financial performance, it excludes amounts that are included in the most directly comparable measure calculated and presented in accordance with GAAP in a statement of income, balance sheet or statement of cash flows or equivalent statements. In accordance with the requirements of Regulation G, the table included in presentation slides represents most directly comparable GAAP, financial measures reconciled, non-GAAP Adjusted EBITDA comparable GAAP measure. Adjusted EBITDA is not calculated in accordance with GAAP and should not be considered supplemental to and not as a substitute for or superior to financial measures calculated in accordance with GAAP.

Now I’d like to turn the call over to Jeff to begin the discussion.

Jeff Lang:

Good morning thank you, Sean. Thank you, everybody for joining the CECO Environmental conference call and webcast to discuss the financial results for Q1.

We appreciate your continuing interest as we continue our journey to build a premier company and grow our global business. As many of you know we announced earlier this week that we are acquiring PMFG and I want to reiterate our excitement regarding that transaction. We’re going to focus primarily on first-quarter results during the call, but I encourage you to review the transcript regarding PMFG and the associated slide deck from our call earlier this week. I will provide an overview of the quarter, some brief financial highlights and Ed Prajzner, our Chief Financial Officer will discuss the financial results in much more detail. I will then close with an update on the business and some other strategic comments for the quarter.

Let’s begin with Slide 6. Revenue in the quarter increased $23.8 million to $81 million or 41.6% higher than last quarter, and a 6% higher sequentially. This is another record for CECO and it was driven by a combination of organic growth and revenue from acquisitions.

On an organic basis revenue grew approximately 9% on a constant currency basis. Acquisitions in the quarter contributed $20.5 million compared to the previous year. On a consolidated basis, bookings were a record $93.9 million for the quarter, up 47% compared to last year’s $63.6 million.

On an organic basis I’m pleased to announce that bookings were up approximately 9% and demonstrate the fact that our sales excellence and the One CECO initiative are paying dividends. Further, this equates to a book to bill ratio of approximately of approximately 1.16

Our backlog remains very strong reaching a record level of $153 million in the quarter up from $140 million in the prior quarter. This is also another record for CECO and continues to signal that we are gaining traction in our organic growth initiatives.

GAAP net income decreased to $0.2 milling in the quarter compared to $3 million last year and GAAP net income for diluted share was $0.01 in the quarter compared with $0.12 last year. Non-GAAP net income increased to $5.7 million in the quarter compared to $5 million last year and non-GAAP net income per diluted share came in at $0.21 in the quarter compared to $0.19 the previous year.

Moving on to Slide 7. Gross profit in the quarter was $21 million compared to $19.7 million a year ago, an increase of $1.2 million. Gross profit margin shifted in the first quarter to roughly 26% from 34.5% a year ago and roughly 30% in the prior quarter. As expected and as communicated last quarter the two midsize 2014 acquisitions of Emtrol and Zhongli in addition to the very large strategic Saudi Arabia energy project that we began recording shipment on in late 2014 caused our gross margin to shift in the quarter. We however are expecting the full integration synergies from these acquisitions to be realized this year. That combined with the completion of the Saudi project by the middle of the year will allow us to improve our gross margins in the second half of 2015. In addition, given the reduced SG&A footprint that comes with our business, we are confident we will also get back to our normalized operating income aspirations as we progress.

With respect to the Energy sector, our Effox business unit also had a below average quarter, which compared to a very good Q1 of ‘14 and showed some tough comparables. Effox is experiencing demand issues in their target market with solid fuels. We are working diligently to improve the situation. Effox has a new president in place who has an excellent background in building aftermarket revenue businesses and profitability in global energy businesses.

Our non-GAAP operating margin of 9.3% declined from last year’s 14.5% and 10.4% in the prior quarter. The decline in operating margin was largely due to lower gross margin discussed in the previous message. SG&A as a percent of revenue was 17% compared to 20% in the prior year period, a favorable reduction of 360 basis points.

Adjusted EBITDA in the quarter was $8.6 million, down from $9.4 million last year and $9.7 million in the fourth quarter.

In summary we achieved record revenues, bookings and backlog although operating margins are currently below our long-term aspirations, we will continue our focus on high-margin revenues, our continued focus on operational excellence and manufacturing optimization. That being said we continue to show solid year-over-year progress in our key financial metrics while positioning the company for forward growth.

Please move on to Slide 8. I would like to provide you with an update on the business conditions in our strategic initiatives. We believe the overall end market conditions are relatively unchanged from the prior quarter. Right spots included global national gas power businesses and global downstream refinery activity as well as petrochemical. We also believe that our sales excellence initiative and our oneCECO sales activities are improving as demonstrated by our favorable bookings in the quarter.

Results in the Environmental segment which has been renamed from the Air Pollution Control group continue to gain momentum, in particular our global cyclone business had a very strong bookings quarter with a number of orders closing in the quarter. A number of other businesses in the Environmental sector had solid results driven by our sales excellence and some of the one CECO initiatives. We continue to focus and try to make improvements within our gross profit within the Environmental sector.

Additions in our Energy segment are mixed, strong global demand for the natural gas turbine power generation is slightly offset by the weaker domestic demands for solid fuel. However, demand in markets such as Asia have increased and are experiencing growth in solid fuels. In more mature markets for instance, the USA, we are shifting our focus to more aftermarket retro fits and services which we believe is an important revenue driver in these geographic regions.

Our Fluid Handling sector is doing solidly and saw modest improvement in bookings. We’ve added some very critical sales leadership resources in the Fluid Handling and Filtration segment as well. Additionally aftermarket sales and continued operational excellence have contributed to meaningful margin improvements in that sector. We are now expecting improved sales excellence for the rest of the year in that sector.

The integration of Zhongli and Emtrol are progressing very well and ahead of plan. I’m very pleased the traction and progress of these two sizable acquisitions and we expect the integration to be 100% complete by the end of Q2, and therefore, the CECO team will be completely focused on the CECO-PMFG integration later in Q3 and Q4.

As many of you know we’ve made significant investments in our aftermarket sales strategy to drive recurring revenues, and this gains momentum. In addition, to adding aftermarket sales resources, we are adding a Corporate Strategy Leader to help accelerate the divisions growing their aftermarket business in efforts to harvest our sizable installed base in a more strategic fashion. Aftermarket recurring revenue remains a very important strategic initiative for CECO as it adds stability to our revenues, carries attractive margins and enhances our connectivity with our customer base.

As we announced earlier this week, we will be acquiring PMFG. This is a major strategic event for CECO and I’m very excited by the business opportunity going forward. It is a perfect strategic fit for CECO.

Moving on to Slide 9, we’ve outlined some of the key transaction benefits with PMFG. What I thought I’d do is give you the three quick takeaways on PMFG. For further information, please refer to the Monday transcript regarding the PMFG acquisition.

First, we believe the strong strategic fit of the two organizations provides a very unique opportunity for CECO. We believe this transaction is a tremendous opportunity to improve our competitive position, drive more organic sales and truly leverage our larger footprint. Second, this combination is extremely attractive from both a sales and cost synergy perspective. Third, this is a key step in the evolution of CECO as we strive to build a premier organization and this transaction is critical to positioning us is a market leader in the environmental and energy value train with scale, size, and depth.

On Page 10 please note the pro forma combined businesses is in the neighborhood of $500 million in revenue.

With that I would refer you to the transcript as mentioned before for more detail of that transaction. Before I turn the call over Ed, I want to reiterate that we remain intensely focused on driving organic growth through our sales excellence initiative and we believe the addition of PMFG will create an even more opportunistic drive to revenue and organic growth. We have an excellent team in place and we are very focused on executing our plan.

I will now turn the call over to Ed for more detailed review of the financial results for the quarter.

Ed Prajzner:

Thank you, Jeff and good morning everyone. As mentioned earlier, I will highlight in a little more detail both the GAAP and non-GAAP performance for the quarter particularly regarding our segments. As a reminder our non-GAAP adjustments include acquisition integration expenses, the impact of acquisition asset valuation adjustments on the income statement which results in higher depreciation, amortization and earn-out expense. Our non-GAAP presentations intend to provide better trend analysis and assessment of our core business performance.

We have included in Slide 12 through 15 historical perspectives sequentially. Jeff had discussed the quarterly results, so I’m going to move directly to the segment section of the presentation beginning on Page 16. So as mentioned on page 16, revenue in our Environmental segment was $41.7 million, up 56% from $26.7 million in the prior year period. Bookings were very strong at $51 million driven primarily by our global cyclone division. On an organic basis we estimate bookings were up approximately 15%, however we had a bit of margin erosion in the quarter due to some of the lower margin business being processed as Jeff discussed earlier and this is a top priority for us improving this area.

Moving on to Slide 17, revenue in our Energy segment was $24.3 million, up 58% from $15.3 million in the prior year period. The higher revenue was driven by the strong bookings in the third quarter 2014. That is the large strategic natural gas power generation project in the Middle East, this project is expected to be completed in the third quarter of this year.

Moving on to Slide 18, revenue in our Fluid Handling segment was $15.2 million, down slightly on a year-over-year and sequential basis. Bookings were up, however, modestly and gross margin improved in the Fluid Handling business over the same period of last year.

Lastly moving on to Slide 19 on our balance sheet, cash and cash equivalents at March 31, 2015 were $18.9 million verses $19.4 million as of year end. Outstanding borrowings under our credit facilities and term loans were $114.6 million as of March 31, 2015 compared with $114.2 million as of year and. Although we did pay down term debt during the quarter we borrowed under our revolving credit facility. Our effective tax rate for the quarter was approximately 30% versus 35% in the same period last year.

With that I will turn the call back over to Jeff before we open it up to your questions.

Jeff Lang:

Thank Ed. Although we are not satisfied with our operating margin in Q1, wwe do know they are temporary and based on strategic decisions. We were pleased with the revenue and bookings and we’re optimistic that Q2 and the remainder of 2015 will be much better given our record level of backlog. We continue to execute on our core objectives that we’ve talked about for several years. We continue to implement our strategic initiatives around three core operating segments building a great foundation to increase Shareholder value in 2015 and well beyond. As discussed in our previous earnings call, we now have a broader and stronger portfolio today than we did a year ago. The addition of PMFG is expected to play a critical role in that strategy with a substantial platform to reach our midterm aspiration of in excess of $100 million in EBITDA and well over $1 billion in revenue.

In conclusion I believe we made solid progress in the quarter and our focus remains on driving profitable growth and creating long-term Shareholder value. I’m very pleased with where our Company is positioned. We have an excellent Management and Leadership Team in place. We look forward to embracing the PMFG team into the CECO family. We have the right platform and focus and Team in place to make CECO a premier company.

I would now like to open it up for any questions you may have.

Operator:

Thank you. If you would like to ask a question, please press star, one on your telephone keypad. If you using a speakerphone please make sure your mute function is turned off to allow your signal to reach our equipment. Again star, one for questions.

We’ll go first to Brian Drab with William Blair.

Brian Drab:

Morning, Jeff, Ed, Shawn.

Jeff Lang:

Good morning Brian.

Brian Drab:

First question is, can you give us a little more detail regarding what surprised you with the Emtrol and Effox margins? It sounded like clearly timing of shipment of certain orders, but also a demand issue at Effox. Is price coming down in these businesses or can you give us a little more confidence this was just a blip?

Jeff Lang:

Yes, I mean I wouldn’t say I was surprised, I just would say Effox has been going through a transformation. They enjoyed a ton of domestic high margin business for a long time. That’s tapered off some and the Team now is relatively pursuing the global markets. We need to move a little bit faster in Asia. A little bit faster in India. We are gearing up on the aftermarket side and retrofit side domestically and that’s starting to help a little bit. We put in a new leader that has a lot of global and aftermarket experiences, so it’s a transformation of the business. As that business has flattened out a little bit domestically, we just need to move faster on the sales side with Effox and Zhongli in Asia. We’re rebranding the Effox, Zhongli damper converter business, which will help accelerate activity in Asia. We have a lot of sales activity in India now and we are excited about where that business is going. They are going through a transformation.

On the Emtrol-Buell side, that business is actually performing very well. The intake of business actually has exceeded our expectation. There is some legacy cyclone businesses that had a little bit lower gross margin that we are processing through. At the end of the day we think the Emtrol-Buell business is going to be one of our premier businesses around the world. It’s an asset-lite business. It has very little working capital and has an excellent team. We are just processing some low margin projects, but I’m very excited about where they are going to be in the future.

Brian Drab:

Okay, and how is price trending in these businesses? I guess can you make any broader comment on price and the trends we saw in the quarter?

Jeff Lang:

Relative to the pricing, we could obtain from our end markets, Brian?

Brian Drab:

I guess I’m just wondering—let me broaden the question and you gave us some good detail regarding the operating environment in the first quarter and it sounds like it’s a little better than would have expected given some of your end market exposure and what we are seeing from other companies with broad energy exposure. So that is kind of the background for my question. In this tough operating environment, are you finding you’re having to give up some price to move equipment and ship orders?

Jeff Lang:

No, I don’t think there is an overarching comment about price realization or price degradation. I think it’s pretty similar to how it’s been in the past year or so. I would say on these large energy projects that we are pursuing globally through Aarding, those are probably 2 or 3 points below the typical CECO run rate, but these are $3 million, $4 million, $5 million, $6 million projects. We’ve carried terrific gross profit dollars, but they are probably in the 25%, 26% range. However, the Emtrol-Buell, occasionally we have to make some concessions. They are the leader in the Cyclone technology business within the refinery. We’re trying to be sensitive to some of the legacy pricing, but I think long-term there will be price realization in the Emtrol-Buell business. Their will be fabrication and manufacturing opportunities as well, so I think we are just getting started with the Emtrol-Buell marketing and the pricing strategy. But as far as the integration goes, they are already operating as one Team. They’re moving globally as a unit and I’m very pleased with the traction of the Emtrol-Buell business. We need to make sure we get through some of the low-margin projects and keep working on price realization and some cost out opportunities.

Brian Drab:

Okay, and then moving into the quarter in terms of gross margin, it sounded like we should be expecting gross margin to be under pressure through the second quarter because your comment was it should improve in the second half. Is it fair to include that we should model kind of flat gross margin from first quarter to second quarter?

Jeff Lang:

Correct. You are absolutely correct and we are looking for some solid uplift in the second half of ‘15 and more so in ‘16.

Brian Drab:

Do you think you can get back to that 30 to 32 range in the second half of ‘15?

Jeff Lang:

No. Probably not. I think the legacy CECO business clearly will move up a little bit, but one of the things that we started to message a quarter ago is we have roughly $100 million now of really nice business between the Emtrol, the Zhongli and the large natural gas projects that are out of Aarding that are probably a few points below our normal run rate, but it is still an excellent business. We strategically want that business and further, those businesses have a leaner operating footprint which ultimately should get us back to those operating margins that we are aspiring to. So I hope that gives you a little color around the margin Outlook.

Brian Drab:

That helps. I’m looking at the consensus forecast for revenue for the rest of the year and I’m wondering if you could give us any comments. I see $84 million in revenue for the second quarter, $84 million the third quarter, $86 million in the fourth quarter. Can you give us any comment regarding how you feel about that forecast and how attainable those types of numbers are?

Jeff Lang:

Yes. We study that quite a bit Brian and I read the consensus as well. I think we have finished 2014 with a pro forma of around 3.25, 327 and if you put on a normalized organic growth rate with that, I think that puts us probably right in that 350 range, which is the consensus so our aspiration would be to hit that or exceed that.

Brian Drab:

Okay. Thank you very much.

Jeff Lang:

Yes. Thank you.

Operator:

As a reminder if you would like to ask a question please press star one.

We go next to Gerry Sweeney with Roth Capital. Mr. Sweeney, your line is open. Please go ahead.

Gerry Sweeney:

Good morning. Just to follow-up, as you are looking at the bookings, as we go forward, how do the margins look in the bookings on a go forward basis, and when do we start to see that? Are they in the 30% to 33% range or are we looking below that just as a follow-up to the previous questions?

Ed Prajzner:

Hi Gerry, it’s Ed. As Jeff just explained, there is a little lower expectation in that booking as Jeff alluded to, that will come through here in the second quarter or second half and going forward. The new acquisitions having a lower margin expectation although lower SG&A profile as well in addition to the large natural gas projects. So there is a little lower expectation in that back log than the historical margins.

Gerry Sweeney:

Okay, and as you were talking about the SG&A and your aspirations for the operating margin, can you give us a little bit more detail exactly what those aspirations are and maybe a stair step process or a process from today to what those targets are in the future?

Jeff Lang:

Sure. When we acquire a business that we’ve studied and evaluated for many years, we recognize their gross profit profile, we recognize their SG&A profile and we want to make sure over a reasonable time period, you know, 2015 is the integration year. We’re going to pull out some nice synergies on the rev and cost out and those businesses that have a couple of points of lower gross profit margin may have a couple points of lower SG&A footprint. So we still believe as we migrate through the integration and the growth in ’15, ’16 and ‘17, they will have the capacity to reach our operating margin aspiration. It just takes a little time to get to that level.

Gerry Sweeney:

And, I mean, what is that operation margin number?

Jeff Lang:

As you can see, we are tracking at that 10% operating margin range for the first half. The numbers pretty well spell that out. Long-term, we have aspirations to be a 15% operating margin business. That’s what we would like to achieve with our portfolio, with our pricing strategies, with our leverage, with our asset-lite footprint and our very attractive lean operating model so that’s going to take us time to achieve that, but that’s what the Management Team is focused on and we have some work to do to get there.

Gerry Sweeney:

Okay, and then finally switching over to aftermarket. How is the aftermarket business in general in the first quarter? Any weaknesses in certain areas. I think there was a little bit of some pressure points in may be the second half of last year and maybe it was the air pollution control business, but curious as to how that continues to move forward and longer term you’re shooting for 40% so maybe a little background on that.

Jeff Lang:

Good question. Thank you. We talked about that monthly about our aftermarket reoccurring revenue growth strategy, every business unit is very focused on that. We’ve added a lot of capacity to grow the aftermarket business. The IT Team is very focused on making sure we have the installed base and the customer database to assure we can provide the sales focus. The Team here is going to start publishing more data on the reoccurring revenue versus the operating versus the original equipment metrics. Our aspiration is 40% over the midterm. Gerry you are correct, we’re probably North of one-third right now, so you’re going to see a little more color around that. We are going to be investing in an aftermarket Director of Strategy to help accelerate the divisions and I would say the aftermarket business is as strong today as it’s ever been at CECO. We are excited to work with the PMFG team later in the year to expand the combined $5 billion of installed base, but it is probably our top three—one of our top three priorities for growth going forward, but when we launch our Q2 earnings, you’re going to see a little more color and metrics around reoccurring revenue versus original equipment.

Gerry Sweeney:

Got it. Thank you, a lot. I appreciate it.

Jeff Lang:

You’re welcome. Thank you.

Operator:

We go next to Scott Graham and Jefferies.

Scott Graham:

Hey, good morning Jeff, good morning Ed.

Jeff Lang:

Good morning.

Ed Prajzner:

Good morning.

Scott Graham:

Just want to ask a couple of questions about some statements that you made Jeff as you were answering questions and what have you. I’m sure I can figure this out, but I wanted to hear it from you. When you say kind of 350 revenue territory via applying a normal organic growth number, what is the organic growth number you are thinking of?

Jeff Lang:

We have not public organic growth numbers Scott. We clearly want to be equal to or better than other industrial technology companies and I think the 350 number was what was published by the consensus of the research analyst and that was the 350 number, and that reflects…

Scott Graham:

I’m with you, I’m with you.

Jeff Lang:

Thank you.

Scott Graham:

No, I get it completely, and when you say you want to be a 15% operating margin business, are you talking about operating margin before amortization?

Ed Prajzner:

Correct. That would be on a non-GAAP operating margin basis, correct.

Jerry Sweeney:

Okay, great. That’s really all I had. Thank you.

Jeff Lang:

Thank you.

Operator:

That does concludes today question and answer session. I’ll turn the call back over to Management for any closing remarks.

Jeff Lang:

Thank you for joining our call today. We will talk again in the next quarter.

Operator:

That does conclude today’s conference. Again, thank you for our participation. — for your participation.

Important Information for Investors and Stockholders

The information in this communication is not a substitute for the prospectus/proxy statement that CECO Environmental Corp. (“CECO”) and PMFG, Inc. (“PMFG”) will file with the SEC, which will include a prospectus with respect to shares of CECO common stock to be issued in the merger and a proxy statement of each of CECO and PMFG in connection with the merger between CECO and PMFG (the “Prospectus/Proxy Statement”). The Prospectus/Proxy Statement will be sent or given to the stockholders of CECO and PMFG when it becomes available and will contain important information about the merger and related matters, including detailed risk factors. CECO’s AND PMFG’s SECURITY HOLDERS ARE ADVISED TO READ THE PROSPECTUS/PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Prospectus/Proxy Statement and other documents that will be filed with the SEC by CECO and PMFG will be available without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to (1) CECO Environmental Corp. by mail at 4625 Red Bank Road Suite 200, Cincinnati, Ohio 45227, Attention: Investor Relations, by telephone at 800-333-5475 or by going to CECO’s Investor page on its corporate website at www.cecoenviro.com; or (2) PMFG, Inc. by mail at 14651 North Dallas Parkway Suite 500, Dallas, Texas 75254, Attention: Investor Relations, by telephone at 877-879-7634, or by going to PMFG, Inc.’s Investors page on its corporate website at www.pmfginc.com. A final proxy statement or proxy/prospectus statement will be mailed to stockholders of CECO and PMFG as of their respective record dates.

The information in this communication is neither an offer to sell nor the solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Proxy Solicitation

CECO and PMFG, and certain of their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of CECO is set forth in the proxy statement for CECO’s 2015 annual meeting of stockholders and CECO’s 10-K for the year ended December 31, 2014. Information about the directors and executive officers of PMFG is set forth in the proxy statement for PMFG’s 2014 annual meeting of shareholders and PMFG’s Form 10-K for the year ended June 28, 2014. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.

Non-GAAP

This communication also contains non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of historical or future financial performance that excludes amounts that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements). In accordance with the requirements of Regulation G, the table in the Appendix to the presentation slides, which were previously filed by CECO on May 7, 2015 as Exhibit 99.2 on a Form 8-K, presents the most directly comparable GAAP financial measure and reconciles non-GAAP adjusted EBITDA to the comparable GAAP measure. Adjusted EBITDA is not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP.

Safe Harbor for Forward-Looking Statements

Any statements contained in this communication other than statements of historical fact, including statements about management’s beliefs and expectations of the proposed merger and related transactions and future results, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and

should be evaluated accordingly. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “estimate,” “believe,” “anticipate,” “expect,” “intend,” “target,” “should,” “may,” “will” and similar expressions and their negative forms are intended to identify forward-looking statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include the ability to complete the proposed merger and related transactions between CECO and PMFG; the receipt of regulatory and stockholder approvals; the availability of financing contemplated by the bank commitment obtained by CECO; the ability to successfully integrate CECO’s and PMFG’s operations, product lines, technologies and employees; the ability to realize revenue and customer growth opportunities, combined revenue goals, marketing and cost synergies from the proposed merger between CECO and PMFG in a timely manner or at all; factors related to the businesses of CECO and PMFG including economic, political and financial market conditions generally and economic conditions in CECO’s and PMFG’s target markets; dependence on fixed-price contracts and the risks associated with those contracts, including actual costs exceeding estimates and method of accounting for contract revenue; fluctuations in operating results from period-to-period due to cyclicality of the businesses; the effect of the merger and related transactions on each of CECO’s and PMFG’s infrastructure, resources, and existing sales; the ability to expand operations in both new and existing markets; the potential for contract delay or cancellation; changes in or developments with respect to any litigation or investigation; unknown, underestimated or undisclosed commitments or liabilities; the potential for fluctuations in prices for manufactured components and raw materials; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties, which may make it more difficult to maintain business and operational relationships; the substantial amount of debt expected to be incurred in connection with the proposed merger and CECO’s ability to repay or refinance it, incur additional debt in the future or obtain a certain debt coverage ratio; diversion of management time from each of CECO’s and PMFG’s ongoing operations; the impact of federal, state or local government regulations; and the effect of competition in the air pollution control and industrial ventilation industry.

These and other risks and uncertainties are discussed in more detail in CECO’s and PMFG’s current and future filings with the SEC, including CECO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 under the heading “Item 1A. Risk Factors,” which was filed with the SEC on March 18, 2015 and PMFG’s Annual Report on Form 10-K for the fiscal year ended June 28, 2014 under the heading “Item 1A. Risk Factors,” which was filed with the SEC on September 10, 2014. Many of these risks are beyond management’s ability to control or predict. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated. Investors are cautioned not to place undue reliance on such forward-looking statements as they speak only as of the date the statement is made. All forward-looking statements attributable to CECO or PMFG or persons acting on behalf of either CECO or PMFG are expressly qualified in their entirety by the cautionary statements and risk factors contained in this communication and CECO’s and PMFG’s respective filings with the SEC. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, neither CECO nor PMFG undertakes any obligation to update or review any forward-looking statement or information, whether as a result of new information, future events or otherwise, except as required by law.